UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 3)*
(Final Amendment)
Intelligroup, Inc.
(Name of Issuer)
COMMON STOCK, PAR VALUE $.01 PER SHARE
(Title of Class of Securities)
45816A106
(CUSIP Number)
Kazuhiro Nishihata
NTT DATA CORPORATION
Toyosu Center Building
3-3, Toyosu 3-chome
Koto-ku, Tokyo 135-6033, Japan
81-3-5546-8202
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)
Copies to:
Spencer D. Klein, Esq.
Morrison & Foerster LLP
1290 Avenue of the Americas
New York, New York 10104
July 20, 2010
(Date of Event Which Requires Filing of This Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No.	45816A106

1	NAME OF REPORTING PERSON NTT DATA CORPORATION

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Japan

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		1,000

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH:	10	SHARED DISPOSITIVE POWER

		1,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	1,000

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	100%

14	TYPE OF REPORTING PERSON

	CO

SCHEDULE 13D

CUSIP No.	45816A106

1	NAME OF REPORTING PERSON NTT Data International L.L.C.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		1,000

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH:	10	SHARED DISPOSITIVE POWER

		1,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	1,000

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	100%

14	TYPE OF REPORTING PERSON

	OO

SCHEDULE 13D

CUSIP No.	45816A106

1	NAME OF REPORTING PERSON Mobius Subsidiary Corporation

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	New Jersey

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH:	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	0

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	0%

14	TYPE OF REPORTING PERSON

	CO

SCHEDULE 13D

CUSIP No.	45816A106

1	NAME OF REPORTING PERSON Nippon Telegraph and Telephone Corporation

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Japan

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		1,000

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH:	10	SHARED DISPOSITIVE POWER

		1,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	1,000

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	100%

14	TYPE OF REPORTING PERSON

	CO

Item 3. Source and Amount of Funds or Other Consideration.
Item 3 is hereby amended by adding the following before the last paragraph:
     On July 20, 2010, Purchaser merged with and into the Company, with the Company surviving the Merger as a wholly owned subsidiary of Parent pursuant to a “short-form” merger under New Jersey law without a meeting of the shareholders of the Company. In the Merger, each Share not purchased in the Offer and outstanding at the effective time of the Merger (other than Shares held by Parent, Purchaser, the Company or any of their respective subsidiaries (“Exception Shares”)) was converted into the right to receive in cash the Per Share Amount, without interest and less applicable withholding taxes. Following the Merger, all Exception Shares were cancelled, and each outstanding share of Purchaser was converted into an outstanding share of the Company (each, a “Surviving Company Share”).
     The Reporting Persons estimate that the total cost to consummate the Merger and effect the cancellation of Shares described above is approximately $6.5 million, which value does not include the acquisition of options to purchase Shares that will be cancelled in the Merger. Purchaser acquired the funds to consummate the Merger from Parent. Parent obtained the funds that it provided to Purchaser out of cash on hand and borrowings in the ordinary course.
Item 4. Purpose of Transaction.
Item 4 of the Schedule 13D is hereby amended and supplemented by adding the following before the penultimate paragraph:
     The purpose of the Offer and the Merger was for Parent, through Purchaser, to facilitate the acquisition of all outstanding Shares through the Offer and to acquire all outstanding shares not tendered and purchased pursuant to the Offer.
     At the effective time of the Merger, (1) each Share not purchased in the Offer and outstanding (other than Exception Shares) was converted into the right to receive in cash the Per Share Amount, without interest and less applicable withholding taxes; (2) all Exception Shares were cancelled; (3) each outstanding share of Purchaser was converted into a Surviving Company Share, making the Company a wholly owned subsidiary of Parent; (4) the certificate of incorporation of the Company was amended and restated; (5) the bylaws of Purchaser became the bylaws of the Company; and (6) the directors and officers of Purchaser became the directors and officers of the Company.
     The Shares will no longer be eligible to be quoted on the OTC Bulletin Board or listed on any other market or securities exchange.
Item 5. Interest in Securities of the Issuer.
Sections (a) and (b) of Item 5 are hereby deleted in their entirety and replaced with the following:
(a), (b) As a result of the Merger, NDI is the direct record owner of, and has the power to vote and to dispose or direct the disposition of, 1,000 Surviving Company Shares, which represent

100% of the Company’s outstanding shares. Parent and NTT are each beneficial owners of 1,000 Surviving Company Shares, which represent 100% of the Company’s outstanding shares. To each Reporting Person’s knowledge, no Surviving Company Shares are beneficially owned by any of the persons named in Schedule I to this Schedule 13D, except for such beneficial ownership, if any, arising solely from such person’s affiliation with any of the Reporting Persons.
Item 7. Material to be Filed as Exhibits.

Exhibit 2.1	Agreement and Plan of Merger by and among Parent, Purchaser and the Company, dated as of June 14, 2010 (incorporated by reference to Exhibit 2.1 to the Company’s Current Report on Form 8-K/A, dated June 21, 2010).

Exhibit 2.2	Shareholders’ Agreement by and among Parent, Purchaser and SB Asia Infrastructure Fund L.P. and Venture Tech Assets Ltd., dated as of June 14, 2010 (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K/A, dated June 21, 2010).

Exhibit 7	Joint Filing Agreement, dated June 14, 2010, by and among Parent, NDI, Purchaser and NTT (incorporated by reference to the Schedule 13D, dated June 14, 2010, filed with the SEC by Parent, NDI, Purchaser and NTT).

Exhibit 7.1	Power of Attorney, dated July 20, 2010, by and among NTT Data, NTT, NDI and Purchaser (incorporated by reference to Exhibit 7.1 to Amendment No. 2 to Schedule 13D filed with the SEC on July 20, 2010 by NTT Data, NTT, NDI and Purchaser).

Signature
     After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: July 21, 2010
NTT DATA CORPORATION NTT DATA INTERNATIONAL L.L.C. MOBIUS SUBSIDIARY CORPORATION NIPPON TELEGRAPH AND TELEPHONE CORPORATION
	By:	/s/ Kazuhiro Nishihata
		Name:	Kazuhiro Nishihata
		Title:	Attorney-in-fact